SANDLER O’NEILL + PARTNERS

November 9, 2006

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oritani Financial Corp.
Registration Statement on Form S-1 (Registration Number 333-137309)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Oritani Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on November 13, 2006, or as soon thereafter as may be practicable.

Very Truly Yours,

SANDLER O’NEILL & PARTNERS, L.P.
By: Sandler O’Neill & Partners Corp., the sole general partner

/s/ Jennifer Docherty
Name: Jennifer Docherty
Title: Authorized Signatory